BY EDGAR TRANSMISSION

April 21, 2015

Ms. Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Principal Exchange-Traded Funds (the “Trust”)
Response to SEC Staff Comments on Registration Statement on Form N-1A
File Nos. 333-201935; 811-23029

We have reviewed the registration statement on Form N-1A for the Trust filed with the Commission on February 6, 2015. The registration statement relates to the Principal EDGE Active Income ETF (the “Fund”), a series of the Trust. Based on our review of the registration statement, we have the following comments. Please consider a comment made with respect to one section applicable to similar disclosure throughout the registration statement.

Prospectus

Comment 1.
We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:	The Registrant acknowledges this comment.

Fees and Expenses of the Fund

Comment 2.
In the fee table on page 4, please disclose in a footnote to the table that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year. See Item 3, Instruction 3(f)(vi) of Form N-1A.

In addition, as noted in comment 1, above, portions of the filing are incomplete. For example, the fee table references an expense reimbursement arrangement. It should also include disclosure regarding the reimbursement arrangement, including the period for which the arrangement is expected to continue and a brief description of who can terminate the arrangement and under what circumstances. If there is a provision for the adviser to recoup expenses waived/reimbursed, please describe the terms of the recoupment. See Item 3, Instruction 3(e) of Form N-1A.

Response:	The Registrant has updated the disclosure in the Annual Fund Operating Expenses table, and in doing so, took this comment into account. The adviser does not recoup expenses.

Principal Investment Strategies

Comment 3.	In the first paragraph of this section on page 4, the Fund discloses it invests in “non- investment grade fixed income securities”. Please reference here, and throughout the registration statement, that these securities are commonly known as “junk bonds”. The Fund also states that it will invest “in equity securities.” Please clarify how investment in equity securities is intended to enable the Fund to achieve its investment objective of providing current income. For example, will the Fund invest principally in dividend-paying equity securities?

Response:	The requested disclosures have been made.

Comment 4.
Also in this paragraph, it states that “the Fund…may carry out its investment strategies through active management or purchases of ETFs or other investment company shares [emphasis added].” As the Fund is an actively managed ETF, stating that the Fund “may” use active management to achieve its objective, as one option, is confusing. Please revise this disclosure to avoid any misperception as to how the Fund is managed.

Response:
References to the investment in ETFs or other investment company shares (as well as principal risks related to such investments) have been removed as such investments are not considered part of the Fund’s principal investment strategy.

Comment 5.
Please disclose in this section the Fund’s strategy - i.e., how does the Fund decide what to buy? In doing so, please include disclosure similar to that provided in the third paragraph on page 8 that begins “[w]hen making decisions whether to buy or sell securities, the Sub-Advisors may consider…” and continuing through to the end of that paragraph.

Response:
The Registrant reviewed the Principal Investment Strategies disclosure in the summary section of the prospectus and believes the format and content is responsive to N-1A Item 4(a) and N-1A General Instruction C.1.(c), unless otherwise revised in response to other specific comments noted in this letter. The summary section includes the following: “The Fund’s Sub-Advisor actively and tactically allocates the Fund’s assets among fixed income securities and equity securities in an effort to take advantage of changing economic conditions that the Sub-Advisor believes favors one asset class over another. Based on the analysis of various economic indicators, the Sub-Advisor will increase the allocation to the asset class that the Sub-Advisor believes will have a higher probability of achieving the Fund’s objective of providing current income.”

Comment 6.	In Fixed Income, please disclose whether the Fund will invest in sovereign debt. Please also disclose the average maturity and/or duration of the Fund’s fixed income portfolio.

Response:
The disclosure has been revised to note that the Fund may invest in sovereign debt. The Registrant respectfully declines to revise the disclosure with respect to the average maturity and/or duration of the fixed income portfolio. The Fund will not be managed to a particular maturity or duration; therefore, those factors are not part of the Fund’s principal investment strategies and including disclosure about them would not be meaningful.

Comment 7.
In Equity Securities, please disclose the market capitalization range of the Fund’s equity investments. Please also disclose the risks associated with the Fund’s small, mid or large cap holdings, as appropriate. Also, are rights and warrants principal investments of the Fund? If so, please disclose so here. If not, please remove the reference to these securities from the Equity Securities Risk on page 5.

Response:
Regarding market capitalization, the Registrant revised the principal investment strategies and additional information about investment strategies and risks disclosure. The Registrant’s equity securities risk that is included addresses different market capitalizations and did not need revision. Rights and warrants will not be principal investment strategies; therefore, the Registrant will delete references to them from the equity securities principal risk.

Comment 8.
As the Fund indicates on page 9 that portfolio turnover is a principal strategy of the Fund, please disclose that strategy here. This strategy also corresponds with the fact that high portfolio turnover is disclosed as a principal risk of the Fund on page 5.

Response:	The requested disclosure has been added.

Performance

Comment 9.	On page 6, please explain to us the basis for the Fund’s use of the Barclays U.S. Corporate High Yield 2% Issuer Capped Index as its performance benchmark.

Response:
The Barclays U.S. Corporate High Yield 2% Issuer Capped Index was selected as the Fund’s benchmark as such index represents the investment strategy and objective of the Fund, namely such index has a similar emphasis on income returns and includes a similar level of total volatility.

Purchase and Sale of Fund Shares

Comment 10.
On page 6, it states that “[t]he Fund issues and redeems Shares at net asset value (“NAV”) only with authorized participants ("APs") who have entered into agreements with the Fund’s distributor and only in blocks of 50,000 Shares…in exchange for the deposit or delivery of a basket of assets that the Fund specifies each day [emphasis added].” Please clarify what is included in the “basket of assets” referred to here (i.e., will it contain cash, securities or a combination of assets?).

Response:	The requested disclosure has been added.

Additional Information about Investment Strategies and Risks

Comment 11.	On page 8, in the second paragraph, please disclose the advance notice (e.g., 60 days) investors will receive prior to a change in the Fund’s investment objective, if any.

Response:
The Registrant respectfully declines to revise the disclosure because it believes its current disclosure is responsive to the requirements of SEC Form N-1A. See SEC Form N-1A General Instruction C.1.(c), which states: “The prospectus should avoid … simply restating legal or regulatory requirements to which Funds generally are subject ….”

Comment 12.
In the chart on p. 9, the footnote referring to certain risks, such as management risk and market volatility and issuer risk, states “[t]hese risks are not deemed principal for purposes of this table because they apply to almost all funds; however, in certain circumstances, they could significantly affect the net asset value, yield, and total return.” Please explain the basis for the statement indicating that a risk is not a principal risk because it applies to almost all funds. We note that Items 4 and 9 of Form N-1A refer to principal risks as including circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.

Response:
In many cases, the Registrant described the risks as non-principal, because they usually are not principal investment risks. However, given certain circumstances, they could present principal risks for the fund. For example, the recent financial crisis presented heightened risks for liquidity and market volatility. These are risks that are relevant for almost all funds (this fund, as well as other investment companies) and do not appreciably contribute to an investor’s ability to compare or contrast this fund with other funds. See General Instruction C.(1)(b) (“Disclosure in the prospectus should be designed to assist an investor in comparing and contrasting the Fund with other funds.”) and C.(1)(c) (“Brevity is especially important in describing the practices or aspects of the Fund’s operations that do not differ materially from those of other investment companies.”).

Comment 13.
In general, please review Item 9 of Form N-1A, which requires disclosure that describes “how the Fund intends to achieve its investment objectives.” It also requires that this disclosure “describe the Fund’s principal investment strategies, including the particular type or types of securities in which the Fund principally invests or will invest.” Accordingly, please revise this section to focus on the Fund’s principal investment strategies. Disclosure concerning the Fund’s non-principal strategies may be included but should be distinguished from that of principal strategies and should be of lesser prominence; for example, such disclosure could be included at the end of this section.

Response:
The fund’s investment strategies are described in alphabetical order for ease of locating information and then identified as being principal or non-principal investment strategies and risks in the table in “Additional Information about Investment Strategies and Risks” section. Use of the table is encouraged by, and consistent with, Rule 421.

Comment 14.
On page 10, the derivatives disclosure seems general in nature. Please tailor this disclosure to focus on the risks associated with the specific derivatives the Fund uses as a principal investment strategy. In general, please review the adequacy of the disclosure concerning derivatives throughout the registration statement, and make appropriate revisions, in light of the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici07010.pdf).

Response:
The Fund does not have a principal investment strategy to invest in derivatives and does not include principal investment strategy or principal risk disclosure for investing in derivatives. As noted in the table in the “Additional Information about Investment Strategies and Risks” section, use of derivatives will be a non-principal investment strategy for the Fund.

Comment 15.
On page 11, there is reference to the Fund’s use of Credit Default Swaps. Please confirm to us that to the extent the Fund acts as the seller in credit default swap agreements, the Fund will cover the full notional amount of the transaction.

Response:
The Fund does not intend to sell credit default swaps at the present time. If a Fund enters into a credit default swap, it generally is a cash settled credit default swap. In such a case, the Fund will segregate liquid assets each day in an amount equal in value to its net amount due (i.e. the amount the Fund owes the counterparty minus the amount the counterparty owes the Fund). In other words, the Fund will segregate for the full economic exposure.

Further, please note “the term ‘notional amount’ is used differently by different people and in different contexts.” See Report of the Task Force on Investment Company Use of Derivatives and Leverage (Report of the Task Force on Investment Company Use of Derivatives and Leverage, ABA, July 16, 2010) footnote 11; see also SEC Concept Release IC-29776 at footnote 19 (listing many examples of definitions of “notional value” and citing the 2010 ABA Derivatives Report).

Comment 16.	On page 12, in Exchange Traded Funds, in the parenthetical in the first line, there is a reference to “ETPs”. Please spell-out what ETP means.

Response:	The requested disclosure has been made.

Pricing of Fund Shares

Comment 17.	On page 21, in the first line, please clarify that “[t]he Fund will directly issue and redeem Shares on a continuous basis…” only to and from Authorized Participants.

Response:	The requested disclosure has been made.

Dividends and Distributions

Comment 18.
On page 23, it states that although “[t]he Fund does not expect to make distributions that will be treated as return of capital…it cannot guarantee that it will not do so.” Please disclose that a “return of capital” represents the return of a shareholder’s original investment in Fund shares, not a dividend from its profits and earnings. In addition, describe the consequence of a return of capital (i.e., that, while the distributions themselves may not be taxable, they will lower the shareholder's basis in the securities so that when they eventually sell the securities (even if they are sold at a loss on the original investment) the shareholder may be obligated to pay taxes on capital gains).

Response:	The requested disclosure has been made.

Statement of Additional Information

Comment 19.
On page 4, immediately following disclosure of the Fund’s Fundamental Restrictions, the Fund discloses the restrictions under the 1940 Act with regard to senior securities, borrowing, buying or selling commodities and concentration. Please provide similar disclosure regarding the restrictions under the 1940 Act in the Fund’s ability to make loans.

Response:	The requested disclosure has been made.

Comment 20.	On page 5, in Commodities, please disclose the Fund’s policy on its ability to invest in commodities (i.e., may the Fund invest in commodities? If so, how?).

Response:
The Registrant respectfully submits that the Fund does disclose its policy regarding commodities. The SAI states its policy as follows: “the Fund may not purchase or sell commodities, except as permitted under the 1940 Act, as amended, and as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction, from time to time.” Neither the prospectus nor the SAI includes commodities as a principal investment strategy for the Fund. The Fund does not intend to invest in commodities at the present time.

Comment 21.	Also in Industry Concentration, it states that:

For purposes of this restriction, government securities such as treasury securities or mortgage-backed securities that are issued or guaranteed by the U.S. government, its agencies or instrumentalities are not subject to the Fund’s industry concentration restrictions. The Fund views its investments in privately issued mortgage-related securities, asset-backed securities or tax-exempt municipal securities as not representing interests in any particular industry or group of industries [emphasis added].

Please explain to us the Fund’s legal basis in excluding from its concentration policy mortgage backed securities that are guaranteed by the U.S. government, privately issued mortgage-related securities and asset-backed securities.

In addition, in regard to the Fund’s exemption of tax-exempt municipal securities, please disclose the exception to this exclusion for the Fund’s investments in municipal bonds secured by income generated from specific projects. These municipal bonds are considered to be investments in the industry of the underlying projects for purposes of determining concentration under the 1940 Act.

Response:	Mortgage-backed securities that are guaranteed by the U.S. government, privately issued mortgage-related securities and asset-backed securities.
The Registrant respectfully maintains its disclosure satisfies Investment Company Act of 1940 (“1940 Act”) section 8(b)(1)(E) as well as N-1A Item 16(c)(1)(iv), both of which require the Fund to state its policy on concentrating investments in a particular industry or group of industries and neither of which define what constitutes an industry or group of industries.

The Staff has said that a Registrant may select its own industry classifications so long as they are reasonable and not so broad “that the primary economic characteristics of the companies in a single class are materially different.” Guide 19 (Guide 19 is no longer applicable to registration statements filed currently; however, a 2010 brief filed by the SEC expressly supported this approach (see Amicus Curiae SEC Brief filed March 19, 2010 in In re Charles Schwab Corp. Securities Litigation).). Section 8(b)(1) of the 1940 Act “permits a fund to implement a concentration policy that allows for some degree of discretion.” No-Action Letters for BlackRock Multi-Sector Income Trust (publicly available July 8, 2013) and Morgan Stanley Mortgage Securities Trust (publicly available July 8, 2013). The Registrant believes the current discussion of industry concentration describes “the circumstances under which the fund intends to concentrate its investments.” Id.

U.S. government securities do not constitute an industry; and the definition of government securities states that they are “any security issued or guaranteed as to principal or interest by the United States” (Investment Company Act of 1940 § 2(a)(16)) (emphasis added).

The economic characteristics and primary business activities of privately issued mortgage-related securities and asset-backed securities vary and have widely differing risk profiles and underlying assets; therefore, grouping these together as an industry would be overly broad and would not be reasonable or appropriate. The Registrant is unaware of published regulatory authority to the contrary.

Tax-exempt municipal securities.
With respect to the tax-exempt municipal securities, the Registrant believes its fundamental policy regarding concentration and tax-exempt municipal securities satisfies the views expressed by the Division of Investment Management in Release No. IC-9785 (May 31, 1977) (a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry”).

However, separate from industry concentration analysis, the Registrant acknowledges the position expressed by the Division of Investment Management in Release No. IC-9785 in which Registrants are expected to provide certain disclosure when 25% or more of a fund’s investments in tax-exempt bonds are (1) in issuers in the same state, (2) in securities the interest upon which is paid from revenue of similar type projects, and (3) in industrial development bonds. The Registrant will include such disclosure as needed.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Sincerely,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel, Registrant